

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2015

Via Email
Thomas Conway
Chief Executive Officer
I-Minerals Inc.
580 Hornby Street, Suite 880
Vancouver, BC Canada V6C 3B6

> **Re: I-Minerals Inc.**
> **Amendment to Form 10**
> **Filed December 24, 2014**
> **File No. 000-55321**

Dear Mr. Conway:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

Note 7. Warrant Liability, page 16

1. You used a weighted average exercise price of CDN$0.16 per share in determining the fair value of warrant derivative liabilities as of April 30, 2014. This pricing assumption appears to be different than the weighted average warrant exercise price of CDN$0.39 per share as disclosed under Note 8(d) on page 20. Please tell us the reason for the difference and provide us a reconciliation in your response.

2. You disclose here a weighted average exercise price of CDN$0.16 per share as of April 30, 2014. You disclose under Note 5 on page 10 of your interim financial statements a weighted average exercise price of CDN$0.39 per share as of October 31, 2014. Please tell us the circumstances surrounding the large increase in the weighted average exercise price between these dates and provide us a reconciliation of the change.

Properties page 26

3. We note your response to comment 7 from our letter dated December 9, 2014. Please provide us with more detailed information regarding the pricing used in your feasibility study. For example, provide references to your marketing report or other reports supporting the pricing for halloysite, k-spar, quartz, kaolin, and metakaolin. Please explain the incremental pricing.

4. Additionally, please tell us about current markets available for your products and the markets that must be developed with respect to the tonnages and pricing used in your prefeasibility study. Discuss any assumptions regarding markets, potential markets, and pricing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at (202) 551-3610 with questions about engineering comments. Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director